                                  EXHIBIT 4.1

                                LETTER OF INTENT



                          NEUROCRINE BIOSCIENCES, INC.


                                                               February 27, 1998



Northwest NeuroLogic, Inc.
2611 S.W. 3rd Avenue, Suite 200
Portland, OR 97201
Attn:  President

Ladies and Gentlemen:

        This letter will confirm the agreement of Neurocrine Biosciences, Inc., a Delaware corporation ("NBI"), and Northwest NeuroLogic, Inc., an Oregon corporation ("NNL"), as follows:

1.             The Acquisition.

        a. Based upon recent discussions and negotiations, NNL and NBI believe it is in the best interests of each company and their respective stockholders that NBI acquire all of the business, assets and obligations, as a going concern, of NNL (the "Acquisition").

        b. The Acquisition will take the form of a statutory merger of a newly formed and wholly owned subsidiary of NBI with NNL (the "Merger"), pursuant to which NNL shall become a wholly-owned subsidiary of NBI.

2.             Consideration.

        a. As of the date hereof, NNL had issued and outstanding (i) [ * ] shares of NNL Common Stock ("NNL Shares") and (ii) allocated and unallocated options to purchase an aggregate of [ * ] shares of NNL Common Stock ("NNL Options"), held by the entities and in the amounts listed on Exhibit A attached hereto. Except for



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               the foregoing, there are no outstanding securities, options, warrants, rights to agreements or other commitments pursuant to which NNL is or may become obligated to issue any shares of its capital stock. None of the stock owned by any security holder of NNL is subject to repurchase by NNL. NNL shall effect between the date hereof and the Closing (as defined below) a recapitalization as set forth on Exhibit B hereto or in such other form as shall be acceptable to NBI. Between the date hereof and the date of the definitive agreement (the "Acquisition Agreement"), both dates inclusive, NNL shall not issue new shares of its Common Stock or other securities, including stock options or warrants (except shares of Common Stock issued upon the exercise of presently outstanding stock options) without the prior written consent of NBI.

        b. As consideration for the acquisition, on the closing date (the "Closing"), NBI will issue shares (with regard to the NNL Shares) and options (with regard to the NNL Options) exercisable for shares of its Common Stock with an aggregate fair market value of $4,200,000, together with the contingent issuance of warrants as described below (collectively the "NBI Securities"), in exchange for the NNL Shares and NNL Options, subject to the escrow provisions set forth in Section 2(e) below. The fair market value of the NBI Common Stock to be issued in the Merger will be equal to the average of the closing prices of NBI's Common Stock for the 15 trading days preceding the date of public disclosure of this letter agreement.

        c. Upon completion of the following milestones (the "Milestones"), NBI shall issue to the former holders of NNL Shares and NNL Options, according to the schedule set forth in Exhibit B attached hereto, warrants (the "Warrants") (provided, however, with respect to any former holders of NNL Shares or NNL Options who became an employee or consultant of NBI at or after the Closing, such person must still be then employed by or providing services to NBI to be issued any portion of such Warrants) to purchase the number of shares of NBI Common Stock set forth below at a per share exercise price equal to the average of the closing prices of NBI's Common Stock for the 15 trading days preceding the date which such Milestone is completed:

               i.            [ * ] shares (as adjusted for stock splits, stock
                      dividends, recapitalizations, and the like) for each drug candidate resulting from the [ * ] or [ * ] programs of NNL which [ * ] within [ * ] of the date of the Closing; provided that the decision to enter into or to continue clinical trials with regard to any such compound shall be made by NBI in its sole discretion and NBI shall have no liability for such decision.

               ii.           [ * ] shares (as adjusted for stock splits, stock
                      dividends, recapitalizations, and the like) if within [ * ] of the date of the Closing,



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                      NBI enters into a binding corporate partnership agreement
                      or a binding or non-binding letter of intent [ * ], provided that the decision whether to enter into such agreement shall be at NBI's sole discretion and NBI shall have no liability for its failure to so elect.

               The Warrants shall have a term of ten (10) years from the date of Closing, provided that the Warrants shall terminate if not exercised prior to the closing of an acquisition of NBI, and, provided that the requisite consent of the other holders of registrable securities can be obtained, shall be included in NBI's existing piggyback registration rights. NBI agrees to use its reasonable efforts to obtain such consent.

        d. NBI will fund research in Dr. Roger Cone's laboratory at the Oregon Health Sciences University (the "University") at the rate of [ * ] per year for the [ * ] period following the Closing, with such funding to be used in accordance with a Research Plan to be agreed upon by NBI and Dr. Cone, provided that the University shall grant to NBI rights reasonably acceptable to NBI with regard to the intellectual property resulting from such research.

        e. [ * ] of the NBI Securities issued in the Acquisition (other than the Warrants, which shall be issued as set forth above) will be delivered at Closing. [ * ] of the NBI Securities (other than the Warrants) will be placed in escrow following the Closing to be held for the purpose of satisfying damages, losses, expenses or other similar charges which result from any breach of the representations, warranties or covenants of NNL. Of the shares or options placed in such escrow (the "Escrow Securities"), [ * ] of such Escrow Securities shall be composed of shares or options which will be vested, pursuant to Section 4 hereof, on the effective date of the Acquisition. To the extent NBI has not asserted claims against such escrowed NBI Securities by the first anniversary of the Closing, such NBI Securities shall be released from escrow. In the event specific contingent liabilities are identified by NBI in its due diligence investigation, the portion of the NBI Securities held in escrow may be increased to cover the contingency and the portion of the NBI Securities delivered at Closing may be correspondingly decreased.

3. Conditions to Closing. It shall be an express condition to NBI's obligations under the Agreement with regard to the Acquisition that: (i) NBI shall complete its due diligence investigation of NNL to the satisfaction of NBI in its sole discretion, (ii) NNL shall amend or otherwise clarify to the satisfaction of NBI in its sole discretion the rights of [ * ], which NBI acknowledges has occurred to its satisfaction, and [ * ] with regard to [ * ] under the existing agreements with [ * ] and [ * ], and (iii) the equity ownership of the total number of



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        outstanding NNL Shares and NNL Options immediately prior to the Closing will be as set forth in Exhibit B.

4.             Stock Vesting.

        (a) Roger Cone, Susan Amara and all current employees and consultants of NNL will vest [ * ] of their NBI Securities on the effective date of the Acquisition. The remainder of the NBI Securities shall be subject to forfeiture or repurchase by NBI as set forth below, with such forfeiture risk or repurchase right lapsing as to an additional [ * ] of each such person's NBI Securities on each anniversary date of the Closing; provided that such NBI Securities shall be subject to a three (3) month lock-up provision from the date of the Closing.

        (b) For purposes of this Letter:

               "Cause" shall mean the discharge of the employee or consultant resulting from a determination by the Board of Directors of NBI that the employee or consultant:

               i.            has been convicted of any felony or a misdemeanor
                      involving dishonesty, fraud, theft or embezzlement, or has committed any other crime or offense involving money or property of the Company;

                      ii. has failed or refused in any material respect, to follow reasonable policies or directives established by the Board of Directors;

                      iii. has inadequately performed the duties and responsibilities of his or her position; or

                      iv. has failed or refused to attend to duties or obligations of his or her position.

               "New NBI Options" shall mean options to purchase Common Stock of NBI which shall after the Closing replace outstanding NNL Options.

               "New NBI Shares" shall mean issued and outstanding shares of NBI Common Stock owned by former holders of NNL Shares, which New NBI Shares were issued at the Closing in exchange for outstanding NNL Shares.

        (c) Neither Roger Cone nor Susan Amara owns, and will not at the Closing own, any NNL Options, and consequently neither Roger Cone nor Susan Amara will own any New NBI Options. With respect to New NBI Shares and exercised Warrants owned by Roger Cone and Susan Amara after the Closing, such New NBI Shares and exercised Warrants not vested pursuant to Section 4(a) hereof shall be subject to repurchase by NBI (at the original purchase price paid by such person for the underlying (x) NNL shares in the case of New NBI Securities or (y) NBI shares in the case of



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exercised Warrants) in the event of (i) the holder's voluntary termination of employment with or services to NBI, or (ii) the involuntary termination of the holder's employment with or services to NBI for Cause. With respect to unexercised Warrants owned by Roger Cone and Susan Amara after the Closing, such unexercised Warrants not vested pursuant to Section 4(a) hereof shall be subject to forfeiture in the event of (i) the holder's voluntary termination of employment with or services to NBI, or (ii) the involuntary termination of the holder's employment with or services to NBI for Cause. In the event of the holder's termination by reason of death or permanent disability, the holder's unvested NBI Securities shall continue to vest on the same schedule.

        (d) With respect to each other current employee and consultant of NNL, all of such person's New NBI Shares or shares of NBI issued upon exercise of New NBI Options or Warrants not vested pursuant to Section 4(a) hereof shall be subject to repurchase by NBI (x) at the original purchase price paid by such person for the underlying NNL shares in the case of New NBI Shares or (y) at the original purchase price paid by such person for the NBI shares in the case of exercised New NBI Options or Warrants in the event of (i) the holder's voluntary termination of employment with or services to NBI, or (ii) the involuntary termination of the holder's employment with or services to NBI for Cause (but not in the event that he or she is required by NBI before [ * ].

In addition, for each such person, all of such person's unexercised New NBI Options or Warrants, to the extent not vested pursuant to Section 4(a) hereof, shall be subject to forfeiture in the event of (i) the holder's voluntary termination of employment with or services to NBI, or (ii) the involuntary termination of the holder's employment with or services to NBI for Cause (but not in the event that he or she is required by NBI before [ * ]. In the event of the holder's termination by reason of death of permanent disability, the holder's unvested NBI Securities shall continue to vest on the same schedule.

               (e) The NBI Securities issued to all shareholders other than employees and consultants of NNL shall vest on the effective date of the Acquisition, provided that [ * ] of the NBI Securities issued to such other shareholders shall be subject to a [ * ] lockup provision from the date of the Closing. All NNL Options not exercised as of the Closing will be exchanged for stock options to purchase NBI Common Stock on the same terms as the NNL Options, except that such options will be exercisable for shares of NBI Common Stock and the number of shares and exercise price will be adjusted based on the exchange ratio determined in accordance with Section 2(b) above and will vest as set forth above. All future transfers of NBI Securities shall be made in accordance with NBI's Insider Trading Policy, attached hereto as Exhibit C. Roger Cone and Susan Amara shall execute noncompetition agreements promising not to compete with NNL or NBI for a period of two years following the Closing.

5. Tax Free Reorganization. It is intended that the Acquisition be a tax-free reorganization under Section 368 the Code. Certain affiliates and major stockholders of NNL will agree to make



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representations to NBI to the effect that they have no present intention of disposing of the NBI Common Stock to be issued in the Merger.

6. Voting Agreements. Roger Cone, Susan Amara, Paul Woloshin, Stephen Kurtz and all other officers and members of the Board of Directors of NNL shall execute voting agreements and irrevocable proxies promising to vote in favor of the Acquisition and against any action which may impede the consummation of the Acquisition.

7. Conduct of NNL Business. From and after the date hereof until the termination of this Letter Agreement, NNL will conduct its business only in the normal and ordinary course consistent with past practices, and without the prior written consent of NBI, NNL will not (except as specifically provided herein):

        a. issue or sell, or contract to issue or sell, any shares of capital stock of NNL (except upon the exercise of presently outstanding options) or any securities convertible into or exchangeable for shares of capital stock of NNL;

        b. purchase or redeem any shares of capital stock of NNL;

        c. declare or pay any dividends or agree to make any other distributions with respect to any shares of capital stock of NNL;

        d. amend the Articles of Incorporation or Bylaws of NNL;

        e. recapitalize, merge, liquidate or otherwise effect any change in its capitalization or outstanding securities; or adopt or amend any employee benefit, bonus, or severance plan, agreement or policy; or increase the compensation of or pay any bonus to its employees, officers, directors, or consultants;

        f. amend any material agreement or license to which NNL is a party, enter into any license or other agreement granting rights to intellectual property of NNL, or enter into any other material agreement, except for such other material agreements entered into in the ordinary course of business consistent with past practices;

        g. purchase or dispose of any assets other than in the ordinary course of business consistent with past practices;

        h. hire any additional employees or consultants, or enter into material capital commitments or material long term obligations;

        i. propose or enter into an agreement with any person (other than NBI) providing for the possible acquisition of any entity or any material portion of the assets or capital stock of another entity; or

        j. enter into any corporate partner, strategic alliance, joint venture, research and development, or similar agreement.

8. Acquisition Agreement. The terms and provisions governing the Acquisition shall be contained in an agreement which shall be subject, in all respects, to the approval of all parties thereto and their counsel. Such terms and provisions shall include, in addition to those set forth herein:

        a. Usual and customary representations and warranties made by parties to a major acquisition transaction;

        b. Usual and customary pre-closing covenants made by parties to a major acquisition transaction regarding restrictions on the operations of the target company;

        c. Usual closing conditions, including but not limited to: (i) approval of the transaction by the NNL shareholders holding at least [ * ] of the outstanding NNL Shares, and (ii) timely approvals or consents from governmental authorities and other parties who may have interests affected by the Acquisition or whose consent may be necessary or advisable in connection with the Acquisition.

        d. Each of the parties hereto agrees to negotiate such Agreement in good faith without undue delay and to use all reasonable efforts to finalize and execute such Agreement prior to the date set forth in Section 15 hereof.

9. NNL Personnel.

        a. NNL will retain its name and physical location in Portland, Oregon [ * ].

        b. NBI will provide funding for NNL to maintain the current employee level [ * ] full-time employees ("FTEs")) through [ * ] and will increase this funding for NNL to increase the number of employees by at least [ * ] (based upon the current expense level associated with such FTEs plus an annual increase not to exceed [ * ] percent) between [ * ] and [ * ], provided that such number of FTEs may be increased or decreased by the mutual agreement of NBI and the management of NNL. Upon mutual agreement by NBI and the management of NNL, NBI may provide additional funding to increase the number of employees by [ * ] FTEs between [ * ] and [ * ].

        c. NNL will enter into employment agreements (the "Employment Agreements") with Paul Woloshin and Stephen Kurtz, with base salary no less than their current NNL salaries and benefits comparable to the benefits NBI provides its employees at the same level as such individuals will be after the Closing, having a term of [ * ] and providing for severance payments of base salary continuing for the longer of (i) the term of the Employment Agreement or (ii)
[ * ] from



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
the date of termination, if such Employment Agreement is terminated or not renewed (including by constructive termination as a result of the significant reduction in the responsibilities of the employee by NBI). In event of termination without cause of the employment, or in the event of death or permanent disability, of Paul Woloshin or Stephen Kurtz during the term of the Employment Agreement, such person's NBI Securities shall immediately vest [ * ].

        d. All NNL employees who continue as NNL employees after the Closing shall be entitled to benefits comparable to the benefits NBI provides its employees at the same level as such individuals will be after the Closing.

        e. Dr. Roger Cone and Dr. Susan Amara will be appointed to NBI's Scientific Advisory Board.

10. Access and Review. NBI, together with its legal counsel, accountants, and other advisors shall be permitted access to NNL's properties (including intellectual property), books, records (including agreements with third parties) and personnel to allow NBI to make a full and complete due diligence investigation of NNL and its business prior to the Closing. All information gained from such investigation by NBI will be kept confidential pursuant to the terms of Section 11 below.

11. Confidentiality. Subject to Section 13 hereof, the parties agree that neither they nor their agents shall disclose to any person who is not a direct participant in the negotiations or due diligence regarding the proposed transaction either the fact that the discussions are taking place nor any of the terms or conditions of the proposed transactions. In addition, each party will maintain in strict confidence all confidential information ("Confidential Information") obtained from any other party or its agents during the course of the due diligence and negotiation. Confidential Information means nonpublic information concerning the disclosing party's business, business plans, products or technology, whether disclosed before or after the date of this Letter Agreement, which is clearly marked "confidential or "proprietary" and orally disclosed information which is communicated with indicia of confidentiality and promptly thereafter confirmed in writing to be confidential. Confidential Information shall not include any information in writing which is or becomes publicly known or available not through improper action of the receiving party, is already known by the receiving party prior to disclosure, is independently developed by the receiving party without using Confidential Information of the other party, or is obtained by the receiving party from a third party without breach of a confidentiality obligation. In the event that the transaction is not consummated, or any time upon the request of any party, all material furnished by such party or its agents to any other party or its agents, and all copies or extracts thereof in notes and analyses prepared therefrom, shall be returned to the disclosing party or destroyed and certified as destroyed.

12. Negotiation with Others. From and after the date hereof until the earlier to occur of the termination of this Letter Agreement or the signing of the Acquisition Agreement, NNL shall not (nor will it permit any of its officers, directors, agents, representatives or affiliates to), directly or indirectly take any of the following actions with any party other than NBI and its designees: (i) solicit, encourage, initiate or, participate in any negotiations or discussions with respect to, an offer



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
or proposal to acquire all or substantially all of its business and properties or capital stock whether by merger, purchase of assets, tender offer or otherwise, (ii) disclose any information not customarily disclosed to any person concerning its business and properties, books or records, or (iii) assist or cooperate with any person to make any proposal to purchase all or any part of NNL's or any subsidiary's capital stock or assets. In the event that NNL shall receive any offer or proposal, directly or indirectly, of the type referred to in clauses (i) or (iii) above, or any request for disclosure or access to information pursuant to clauses (i) or (ii) above, it shall immediately inform NBI as to any such offer or proposal and the terms thereof.

13. Publicity. The parties agree that, due to the disclosure obligations of NBI as a public company, NBI and NNL shall jointly issue a press release announcing the execution of this Letter Agreement and the terms thereof. NBI shall draft such press release and shall give NNL the opportunity to review the proposed disclosure and provide comments on it, which NBI shall consider in good faith subject to its disclosure obligations as a reporting company, provided that the final decision with regard to the press release shall be made by NBI. NNL shall not make any disclosure, by means of the issuance of any reports, statements or releases, or otherwise, pertaining to this Letter Agreement, the implementation thereof, or the transactions contemplated thereby.

14. Expenses. Whether or not the Acquisition is consummated, all expenses incurred in connection with this matter shall be the obligation of the party incurring such expenses, provided that the holders of the NNL Shares and NNL Options shall pay the legal fees and expenses of legal counsel to NNL in connection with the Acquisition to the extent that such legal fees and expenses exceed normal and customary expenses for transactions of a similar size and nature.

15. Termination. In the event the parties hereto fail to enter into definitive agreements on or before [ * ] calendar days after execution of this Letter Agreement, then this Letter Agreement, unless extended by mutual agreement of the parties, shall terminate.

16. Governing Law. This Letter Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and to be performed wholly therein.

17. Binding Effect; Integration.

        a. This Letter Agreement constitutes a binding agreement between the parties hereto; provided, however, that the obligations of the parties to proceed with the Acquisition are subject in all respects to: (i) NBI's satisfactory completion of due diligence investigations, (ii) the negotiation, preparation and execution of a definitive agreement incorporating the terms set forth herein and such other terms as are customary in transactions of this type or as may be agreed to by the parties and approved by the boards of directors of the parties, and (iii) the satisfaction of the conditions of closing contained herein and in such definitive agreement.



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       b._____ To the extent set forth in paragraph (a) of this Section 17, this
Letter Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; but shall not be assignable without the written consent of the other party hereto.

        This Letter Agreement may be executed in counterparts, and each counterpart shall be deemed an original, but all such counterparts together shall constitute one agreement.

                                                   Very truly yours,

                                                   NEUROCRINE BIOSCIENCES, INC.


                                                   By:__________________________

                                                   Title:_______________________


        The foregoing is accepted and approved as of the date first above written.

                                                   NORTHWEST NEUROLOGIC, INC.


                                                   By:__________________________

                                                   Title:_______________________

                                    EXHIBIT A


                               FOUNDERS' AGREEMENT


Schedule I:   NNL Equity Ownership Prior to Recapitalization


               Owner                      Shares           Options (1)     Percentage
               -----                      ------           ---------       ----------
Roger Cone                                 [ * ]                               [ * ]

Richard Sessions                           [ * ]                               [ * ]

OHSU                                       [ * ]                               [ * ]

Susan Amara                                [ * ]                               [ * ]

ORTDF                                      [ * ]                               [ * ]

Paul Woloshin, CEO                                            [ * ]            [ * ]

Steve Kurtz, CSO                                              [ * ]            [ * ]

Dwight Sangrey                                                [ * ]            [ * ]

NNL Employees and Consultants                                 [ * ]            [ * ]

Unallocated Pool                                              [ * ]            [ * ]
                                           -------           -------           ------
                                           [ * ]              [ * ]            100.0

[ * ]


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omitted portions.

                                    EXHIBIT B

Schedule II:   NNL Equity Ownership After Recapitalization


                                 Class A          Class A Common
           Owner              Common Shares          Options          Percentage
           -----              -------------          -------          ----------
Roger Cone                       [ * ]                                 [ * ]

Richard Sessions                 [ * ]                                 [ * ]

OHSU                             [ * ]                                 [ * ]

Susan Amara                      [ * ]                 [ * ]           [ * ]

ORTDF                            [ * ]                                 [ * ]

Paul Woloshin, CEO                                     [ * ]           [ * ]

Steve Kurtz, CSO                                       [ * ]           [ * ]

Dwight Sangrey                                         [ * ]           [ * ]

NNL Employees and

Consultants                                            [ * ]           [ * ]

Unallocated Pool                                       [ * ]           [ * ]
                               --------              -------          ------
                                 [ * ]                 [ * ]          100.0

[ * ]

The parties also agree that Warrants distributed by NBI as milestone payments will be distributed as follows.

Warrants issued for completion of corporate agreements between NBI [ * ] pro rata according to the equity ownership of NNL as set forth in Schedule II.

Warrants issued for compounds entering [ * ] within [ * ]: pro rata according to the equity ownership of NNL at the Closing of the acquisition (Schedule II), with Founders warrants going [ * ] to either Dr. Amara for compounds acting as [ * ], or [ * ] going to Dr. Cone for compounds acting as [ * ]; in either case, the remaining [ * ] of Founder's warrants will go to Richard Sessions.



* Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

The parties entering into this agreement have done so voluntarily, of their own free will, and after due consideration. In the event that the acquisition of Northwest NeuroLogic by Neurocrine Biosciences, Inc. does not take place, this agreement is null and void ab initio.

NAME                   SIGNATURE                             DATE

Roger D. Cone          ______________________________        __________________

Susan G. Amara         ______________________________        __________________

Richard Sessions       ______________________________        __________________